Exhibit 99.1

China Sunergy Announces First Quarter 2015 Financial Results

NANJING, China, September 28, 2015 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

•	Total revenue was US$91.5 million, a decrease of 27.8% from US$126.7 million in the fourth quarter of 2014. The revenue for self-branded products totaled US$84.3 million and the revenue for the products processed under the OEM arrangement was US$6.6 million.

•	Shipments totaled 191.9 MW, a decrease of 37.2% (113.5MW) from 305.4 MW in the fourth quarter of 2014. Module shipments, including module processed under OEM arrangement of 30.6 MW, were 161.6 MW. Cell shipments, including cell processed under OEM arrangements of 0.4 MW, were 30.3 MW.

•	Average selling price (“ASP”) for the Company’s solar modules, excluding those processed under OEM arrangements, was US$0.58 per watt, US$0.01 lower than US$0.59 per watt in the fourth quarter of 2014.

•	Gross profit was US$10.3 million and gross margin was 11.3%, compared with gross profit of US$5.2 million on gross margin of 4.1% in the fourth quarter of 2014.

•	Net loss attributable to ordinary shareholders was US$12.2 million, compared with US$10.0 million in the fourth quarter of 2014.

•	Net loss attributable to ordinary shareholders per ADS was US$0.82, compared with US$0.67 in the fourth quarter of 2014.

•	Cash, cash equivalents and restricted cash totaled US$179.8 million, as of March 31, 2015.

First Quarter 2015 Financial Review

Total Revenue and Shipments

For the first quarter of 2015, total revenue was US$91.5 million, compared with US$126.7 million in the fourth quarter of 2014. The decrease in revenue was mainly due to lower total shipments in both cells and modules during the quarter. Revenue from the Company’s self-brand modules and cells business totaled US$84.3 million or 92.1% of the total revenue, while revenue from the modules and cells processed under OEM arrangements, was US$6.6 million, or for 7.2% of total revenue.

Total shipments for the first quarter of 2015 were 191.9 MW, a decrease of 37.2% from 305.4MW in the previous quarter. The decrease in total shipments was primarily due to the lower shipments to Chinese and European market as compared with prior quarter. Total module shipments, including module processed under OEM arrangement of 30.6 MW, were 161.6 MW for the first quarter of 2015. Total cell shipments, including cell processed under OEM arrangements of 0.4 MW, were 30.3MW for the first quarter of 2015.

Asia continued to be the largest market for the Company, accounting for 78.3% of total revenue in the first quarter of 2015, of which 32.6%, 21.8%, and 23% of total revenue were generated from China, Japan and India, respectively. Sales to European and North American markets represented 12.1% and 10% of total revenue in the first quarter of 2015, respectively.

ASP

ASP for the Company’s self-branded modules for the first quarter was US$0.58 per watt, as compared to US$0.59 per watt in the previous quarter. ASP for the Company's self-branded cells during the first quarter of 2015 was US$0.27 per watt, compared with $0.31 per watt in the previous quarter. The decrease in ASP for self-branded cells was mainly resulted from the weak market condition and the Company’s disposal of some lower conversion rate cells.

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Wafer and Conversion Costs

Blended wafer costs in the first quarter of 2015 were US$0.22 per watt, unchanged from the previous quarter. Conversion costs of cells and modules manufactured in the first quarter of 2015 were US$0.13 and US$0.18 per watt, respectively, compared with US$0.12 and US$0.18 per watt, respectively, in the previous quarter. The one-cent increase in the conversion costs of cells was primarily due to the lower shipments for this quarter.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2015 was US$10.3 million on gross margin of 11.3%, compared to gross profit of US$5.2 million on gross margin of 4.1% for the fourth quarter of 2014. The increase in gross profit and gross margin was primarily due to higher shipments of self-branded modules and lower material costs. During the quarter, the sales revenue derived from self-branded modules accounted for 83.4% of total revenue as compared to 72.9% in the fourth quarter of 2014.

Operating Expenses, Operating Income (Loss) and Net Loss

Operating expenses decreased 40.0% to US$4.8 million in the first quarter of 2015, from US$8.0 million in the fourth quarter of 2014.The sequential decrease in operating expenses was primarily due to the decrease in selling expenses, general and administration expenses, and research and development expenses. During the first quarter of 2015, selling expenses were US$2.7 million, a decrease of US$1.3 million as compared to previous quarter. The decrease was mainly due to lower shipping costs as a result of lower total shipments. General and administration expenses were US$1.4 million during the first quarter of 2015, decreased by US$1.4 million as compared to US$2.8 million in the fourth quarter of 2014. The reduction was attributable to the decrease in depreciation expenses and insurance expenses. Research and development expenses were US$0.7 million, decreased by US$0.5 million compared with US$1.2 million in the fourth quarter of 2014, and the decrease in research and development expenses was primarily due to the reduction in the R&D-related material expenses.

Income from operations was US$5.5 million in the first quarter of 2015, compared with loss from operations of US$2.8 million in the fourth quarter of 2014. In addition, the Company had other expense of US$14.3 million, which was primarily due to the foreign exchange loss incurred from the depreciation of RMB against US dollar, Euro against US dollar and Turkish Lila against US dollar. During the quarter, the foreign exchange loss resulted from the Company’s Turkey based plant was approximately US$4.3 million. Also, there was approximately US$10.5 million of foreign exchange loss contributed by the Company’s plants in mainland China.

Correspondingly, net loss attributable to ordinary shareholders was US$12.2 million in the first quarter of 2015, compared with US$10.0 million in the previous quarter.

Amount Due from/to Related Parties

Amount due from related parties totaled US$89.4 million as of March 31, 2015, an increase of US$1.4 million compared to US$88.0 million as of December 31, 2014. Amount due to related parties totaled US$7.1 million as of March 31, 2015, a decrease of US$2.0 million compared to US$9.1 million as of December 31, 2014.

Inventory

Inventories at the end of the first quarter of 2015 totaled US$80.4 million, an increase of US$27.5 million from US$52.9 at the end of December 31, 2014, which is mainly due to lower shipment during the quarter.

Cash Position

As of March 31, 2015, the Company had cash and cash equivalents of US$32.4 million, and restricted cash of US$147.4 million.

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About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Contact Information:

China Sunergy Co., Ltd.

ZhuoWang

Phone: + 86 25 5276 6696

Email: IR@chinasunergy.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the Company’s ability in maintaining its liquidity; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

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China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$'000, except ADS and per ADS data)

	For the 3 months ended
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014

Total sales	91,469	126,651	62,744
Cost of goods sold	(81,146)	(121,444)	(60,432)
Gross profit	10,323	5,207	2,312
Operating expenses:
Selling expenses	(2,717)	(4,011)	(3,209)
General and administrative expenses	(1,386)	(2,788)	(6,398)
Research and development expenses	(738)	(1,232)	(515)
Total operating expenses	(4,841)	(8,031)	(10,122)
Income(loss) from operations	5,482	(2,824)	(7,810)
Interest expense	(6,338)	(6,854)	(6,811)
Interest income	1,500	1,208	1,252
Other income/(expenses), net	(14,319)	(2,061)	(1,244)
Income(loss) before income tax	(13,675)	(10,531)	(14,613)
Income tax benefit(expense)	819	445	(119)
Net income(loss)	(12,856)	(10,086)	(14,732)
Less: non-controlling interest	(653)	(88)	1

Net income (loss) attributable to ordinary shareholders	(12,203)	(9,998)	(14,733)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	($0.82)	($0.67)	($0.99)
Diluted	($0.82)	($0.67)	($0.99)

Weighted average ADS outstanding
Basic	14,849,292	14,849,292	14,849,292
Diluted	14,849,292	14,849,292	14,849,292

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$'000)

	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014
Assets
Current Assets
Cash and cash equivalents	32,421	42,079	30,132
Restricted cash	147,400	179,396	200,267
Accounts receivable, net	61,028	60,322	68,795
Other receivable, net	22,647	19,310	27,762
Project assets	-	8,222	10,343
Inventories, net	80,375	52,883	64,094
Advance to suppliers, net	7,401	5,882	6,411
Amount due from related parties	89,373	88,048	67,549
Current deferred tax assets	1,554	2,076	1,735
Assets held for sale	-	-	28,904
Total current assets	442,199	458,218	505,992
Property, plant and equipment, net	216,913	226,800	228,768
Prepaid land use rights	23,230	23,374	23,803
Deferred tax assets	9,698	7,492	7,831
Long-term investment	1	1	-
Other long-term assets	5,022	5,007	5,410
Total assets	697,063	720,892	771,804

Liabilities and equity
Current liabilities
Short-term bank borrowings	341,447	377,205	365,414
Accounts payable	122,015	90,162	86,032
Notes payable	9,384	13,281	27,779
Accrued expenses and other current liabilities	21,948	18,315	17,858
Income tax payable	4,257	3,445	3,718
Amount due to related parties	7,077	9,121	32,988
Liability held for sale	-	-	44
Current deferred tax liability	-	-	7
Total current liabilities	506,128	511,529	533,840
Long-term debt	272,092	272,348	265,340
Long-term payables	-	367	838
Accrued warranty costs	22,795	22,418	20,244
Other liabilities	14,610	14,721	10,308
Total liabilities	815,625	821,383	830,570

Equity:
Ordinary shares: par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2013 and 240,701,253 issued and outstanding as of September 30, 2014 and December 31, 2014	24	24	24
Additional paid-in capital	185,367	185,367	185,367
Treasury shares (at par value)	3	3	3
Accumulated profit(deficit)	(333,496)	(321,293)	(279,929)
Accumulated other comprehensive income	30,548	35,909	36,414
Total equity attributable to China Sunergy Co. Ltd.	(117,554)	(99,990)	(58,121)
Non-controlling interests	(1,008)	(501)	(645)
Total equity	(118,562)	(100,491)	(58,766)
Total liabilities and equity	697,063	720,892	771,804

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